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                                                                    EXHIBIT 99.1

                         HOLLINGER INC. AND CONRAD BLACK
                            APPEAL DELAWARE JUDGMENT

         Toronto, Canada, July 16, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) and Conrad Black said today that they had independently filed appeals of the June 28, 2004 order and final judgment (the "Judgment") of the Delaware Chancery Court requiring them to repay certain non-compete payments to Hollinger International Inc. ("Hollinger International"). The Judgment ordered Hollinger and Black to repay approximately US$16.55 million to Hollinger International together with interest. The Judgment also ordered Conrad Black separately to repay approximately US$7.20 million to Hollinger International together with interest.

Hollinger and Conrad Black have, without prejudice to their respective appeals, today paid an aggregate of approximately US$30.0 million to Hollinger International in full satisfaction of the monetary awards under the Judgment.

The Litigation Committee of the board of directors of Hollinger authorized the appeal filed today by Hollinger. The Litigation Committee is comprised of independent directors General Richard Rohmer, O.C., Q.C. and Hon. Gordon W. Walker, Q.C.

The appeals, if successful in reversing the Judgment, would result in repayment of the sum received today by Hollinger International, plus interest.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com